# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Silexion Therapeutics Corp, CIK 0002022416
CUSIP: G1281K122
Title of class of securities: Ordinary Shares, par value $0.0009 per share
Address of issuer's principal executive offices: 12 Abba Hillel Road, Ramat-Gan, Israel (L3), 5250606
Date of event which requires filing of this statement: 06/26/2025
Filed by CIK 0001582384
Persons authorized to receive notices and communications: Brian Rosenblatt, 888 Seventh Avenue, New York, New York (NY), 10106, (212) 468-5100

## Reporting persons
- Wildcat Capital Management, LLC (CIK 0001582384): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 113,428; sole dispositive power 0; shared dispositive power 113,428; aggregate amount beneficially owned 113,428 (1.3% of the class)
  Comment: Row 13. Based on 8,692,392 ordinary shares, par value $0.0009 per share, outstanding as of May 30, 2025, as reported by Silexion Therapeutics Corp in its Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 16, 2025.
- Wildcat Partner Holdings, LP (CIK 0001633223): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 0; shared voting power 113,428; sole dispositive power 0; shared dispositive power 113,428; aggregate amount beneficially owned 113,428 (1.3% of the class)
  Comment: Row 13. Based on 8,692,392 ordinary shares, par value $0.0009 per share, outstanding as of May 30, 2025, as reported by Silexion Therapeutics Corp in its Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 16, 2025.
- Leonard A. Potter (CIK 0001476217): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 113,428; sole dispositive power 0; shared dispositive power 113,428; aggregate amount beneficially owned 113,428 (1.3% of the class)
  Comment: Row 13. Based on 8,692,392 ordinary shares, par value $0.0009 per share, outstanding as of May 30, 2025, as reported by Silexion Therapeutics Corp in its Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 16, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0009 per share
Name of issuer: Silexion Therapeutics Corp
Address of issuer's principal executive offices: 12 Abba Hillel Road, Ramat-Gan, Israel (L3), 5250606
Comment:
EXPLANATORY NOTE

Except as set forth in this Amendment No. 1 (this "Amendment"), the initial Schedule 13D (the "Original 13D") that was filed on August 22, 2024, remains in effect, and capitalized terms used herein but not defined herein have such respective meanings, as defined in such Original 13D. The information set forth in response to the Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits to the Original 13D is expressly incorporated herein by reference and the response to each Item of this Statement is qualified in its entirety by the provisions of such Exhibits.

The Reporting Persons are filing this Amendment to reflect its new percentage beneficial ownership in the Issuer, which has decreased as a result of an increased in the number of shares of outstanding Ordinary Shares of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Paragraphs (a), (b) and (e) of Item 5 of the Original 13D are hereby amended and restated in their entirety as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Statement is incorporated by reference in its entirety into this Item 5.

(a), (b) The percentage of Ordinary Shares beneficially owned by the Reporting Persons is based 8,692,392 Ordinary Shares outstanding as of May 30, 2025, as reported by the Issuer in its Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 16, 2025. Each of the Reporting Persons has the power to vote and dispose of the Ordinary Shares beneficially owned by such entity (as described above), and each of the Reporting Persons expressly disclaims beneficial ownership of any Ordinary Shares not owned directly by it except to the extent of any pecuniary interest therein. Wildcat Capital, as the investment manager of the WPH, has the authority to vote and dispose of all of the Ordinary Shares reported in this Schedule 13D, but expressly disclaims beneficial ownership of any Ordinary Shares not owned directly by it except to the extent of its pecuniary interest therein.

Each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities and except to the extent of such Reporting Person's pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose: See item 5(a).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: January 17, 2025

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.3. Amended and Restated Schedule A

## Signatures
- Wildcat Capital Management, LLC: /s/Leonard A. Potter, Leonard A. Potter/President (06/26/2025)
- Wildcat Partner Holdings, LP: /s/Sherri Conn, Sherri Conn/Vice President (06/26/2025)
- Leonard A. Potter: /s/Leonard A. Potter, Leonard A. Potter (06/26/2025)